

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 15, 2008

Via U.S. Mail

Ms. Stephanie M. Risk
Chief Financial Officer
George Risk Industries, Inc.
802 S. Elm Street
Kimball, NE 69145

       Re: George Risk Industries, Inc.
              Item 4.01 Form 8-K
              Filed April 4, 2008
              File No. 000-05378

Dear Ms. Risk:

      We have completed our review of your Item 4.01 Form 8-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director